September 18,
2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

       Re: Avita Medical Limited
           Amendment No. 2 to Draft Registration Statement on Form 20-F Submitted September 11, 2019
           CIK No. 0001762303

Dear Dr. Perry:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 9, 2019 letter.

Draft Registration Statement on Form 20-F

We have limited experience manufacturing..., page 3

1. Your response to prior comment 1 indicates that you work with "a number" of third-party manufactures, "several" of which you have identified in this risk factor. Please tell us if you have named all material third-party manufacturers that are the subject of this risk factor in order for investors to evaluate the risk, or revise your disclosure as appropriate.
BARDA Contract, page 35

2.     Please briefly describe any of the material terms of Articles H.2 and
H.20 of the
       agreements filed as Exhibits 4.3 and 4.4. If there are any material march-in rights, address
 Michael Perry
FirstName LastNameMichael Perry
Avita Medical Limited
Comapany 18, 2019 Medical Limited
September NameAvita
September 18, 2019 Page 2
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FirstName LastName
         the portion of your business that would be affected by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor disclosure if appropriate. Research and Development, page 35

3. Our prior comment 3 requested that you include appropriate risk factor disclosure if you rely on third parties' expertise, personnel, testing facilities or their transferring any intellectual property rights associated with their efforts. Your response to prior comment
         3 indicates that you "routinely" contract with major contract research organizations and your disclosure on page 50 indicates that your research and development expenses consist primarily of expenses for contracted research and development activities conducted on your behalf. Given your disclosure, it is not clear the extent to which you rely on contract research organizations in general for your research and development activities and why risk factor disclosure would not be appropriate so that investors can evaluate the risks to your business if you rely on third-parties for a material portion of your research and development activities and if you do not currently have the in-house capabilities to replace the services those third-parties provide. Please advise or revise your disclosure as appropriate.
Management's Discussion and Analysis of Results of Operations, page 44

4. We note your response to prior comment 7 and your revised disclosure on page 44. It is still unclear how you have revised your disclosure to provide a narrative discussion of the extent to which changes in sales of goods are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services, as requested by prior comment 10 of our letter dated August
         15, 2019. It also is still unclear how you have revised your disclosure to discuss the causes of material changes to the extent necessary for an understanding of your business as a whole, as requested by prior comment 12 of our letter dated August 15, 2019. Please revise to provide those disclosures.
Compensation, page 54

5. We note your response to prior comment 10, but note that your heading to Table 2 indicates you are providing "Remuneration for the year ended June 30, 2018." Please confirm that you have provided the required disclosure for your last full financial year and revise your heading and disclosure in the table as appropriate.
6. With regard to Table 2, please tell us why for Mr. McDonald the amount in the "Total"
         column is not equal to the sum of the individual components or revise your table as appropriate.
7. Please revise to provide clear disclosure of which amounts shown in Table 2 were used as the numerators for calculating the percentages shown in the last three columns of that
 Michael Perry
Avita Medical Limited
September 18, 2019
Page 3
       table and provide us with a response that shows us how you have calculated those percentages.
Financial Information, page 67

8. We note the "Appendix 4E--Preliminary Final Report 30 June 2019" available on your website. Given the information in that report, please tell us how you intend to comply with the third sentence from the end of Item 8.A.5 of Form 20-F. If you make financial information available to investors in your home market or on your website that may not be required to be reported under U.S. federal securities laws until a later date or at all, please include appropriate risk factor disclosure.
Item 19. Exhibits, page II-3

9. We note your first risk factor on page 9; please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent.
10. We note your statement on the first pages of Exhibits 4.3, 4.4, 4.5, 4.6 and 4.7. If you intend to rely on the procedures in Instruction 4 of the "Instructions as to Exhibits" section of Form 20-F, as indicated by that Instruction, please revise to mark each applicable exhibit to indicate, if true, that portions of the exhibit have been omitted and include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both (i) not material and (ii)
       would likely cause competitive harm to the registrant if publicly disclosed. If instead you intend to submit a separate confidential treatment request, please submit that request so that we can evaluate that request.
        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameMichael Perry
                                                              Division of
Corporation Finance
Comapany NameAvita Medical Limited
                                                              Office of
Electronics and Machinery
September 18, 2019 Page 3
cc:       Christopher H. Cunningham, Esq.
FirstName LastName